File No. 811-



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 F O R M N-8B-2



                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT F
                         (Name of Unit Investment Trust)




           ___ Not the issuer of periodic payment plan Certificates.

             X Issuer of periodic payment plan Certificates.

               (Only for purposes of information provided herein.)

I.       ORGANIZATION AND GENERAL INFORMATION

         1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

         American Skandia Life Assurance Corporation Separate Account F (hereinafter referred to as the "Separate Account"). The Separate Account is not a separate legal entity and therefore does not have an Employer Identification Number ("EIN") separate from that of its depositor, American Skandia Life Assurance Corporation.

                  (b)Furnish title of each class or series of securities issued by the trust.

         Individual and group single premium variable life insurance policies ("Policies").

         2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         American Skandia Life Assurance Corporation (the "Company" and/or "Depositor"), One Corporate Drive, Shelton, Connecticut 06484;

         IRS Employer Identification Number:  06-1241288.

         3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         Not applicable.

         4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         No  Policies  have been  distributed  to date.  When such  distribution
         commences,  American  Skandia  Marketing,   Incorporated  will  be  the
         "Principal Underwriter".

         American Skandia Marketing, Incorporated
         One Corporate Drive, Shelton, Connecticut 06484.

         IRS Employer Identification Number:  06-1212909.

         5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

         State of Connecticut.

         6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Separate Account was established under Connecticut law pursuant to a Resolution of the Board of Directors of the Company on October 31, 1996. The Resolution will continue in effect until terminated or amended by the Board of Directors.

              (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  Not applicable.

         7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

         The name of the Separate Account has never been changed.

         8. State the date on which the fiscal year of the trust ends.

         December 31

Material Litigation

         9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

         There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation, which in its judgment are not of material importance in relation to the total capital and surplus of the Company.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST.

General Information Concerning the Securities of the Trust and the Rights of Holders

         10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

              (a) Whether the securities are of the registered or bearer type.

                  Each class of the securities of the Separate Account is of the registered type insofar as the Policy is personal to the owner of the Policy (hereinafter referred to as " Owner") and records concerning the Owner are maintained by or on behalf of the Company.

              (b) Whether the securities are of the cumulative or distributive type.

                  The Policy is of the cumulative type.

              (c) The rights of security holders with respect to withdrawal or redemption.

                  After the end of the free-look period as long as the Insured is alive, the Owner may make partial withdrawals to a maximum of 90% of the Account Value less any applicable contingent deferred sales charge and contingent deferred tax charge and may surrender the Policy for its Cash Value.

              (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                  The Owner may transfer a Policy's Account Value from one Sub-Account to another Sub-Account; may take a loan using the Account Value as collateral, starting after the first Policy Year; and may take partial withdrawals while the Insured is alive, except that, where permitted by law, a partial withdrawal may not be taken until after the end of the "free-look" period.

              (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  Not Applicable.

              (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  The Company will vote the shares of the Portfolios underlying the Sub-Accounts of the Separate Account in the manner directed by Owners, unless the Company, in its sole discretion, determines that they are required by law or regulation to vote otherwise. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions.

              (g) Whether security holders must be given notice of any change in:

              (1) the composition of the assets of the trust.

                  Notice must be given of any such proposed change.

              (2) the terms and conditions of the securities issued by the trust.

                  Notice must be given of any such proposed change.

              (3) the provisions of any indenture or agreement of the trust.

                  There is no indenture or agreement of trust relating to the Separate Account.

              (4) the identity of the depositor, trustee or custodian.

                  Notice is required of a change in the identity of the depositor. The depositor is also the custodian. The Separate Account has no trustee.

              (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

              (1) the composition of the assets of the trust.

                  Consent of the Contract Owners is not required when changing the underlying securities of the Separate Account. However, to change such underlying securities, approval of the Securities and Exchange Commission is required by Section 26(b) of the Investment Company Act of 1940 ("1940 Act"). The Company may however, add additional Sub-Accounts without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company that will adversely affect the right of Owners without their consent.

              (2) the terms and conditions of the securities issued by the trust.

                  No change in the terms and conditions of a Policy can be made without the consent of the Owner, except as is required by Federal or State law or regulation.

              (3) the provisions of any indenture or agreement of the trust.

                  Not applicable.

              (4) the identity of the depositor, trustee or custodian.

                  There is no provision requiring notice or consent of Owners with respect to any change in the identity of the depositor or custodian (there is no trustee), but a change in the depositor would be subject to state insurance department review and approval. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances, require the Owners' consent.

              (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  The Policy provides for the right to borrow from the Company using the Policy's Account Value as collateral.

Information Concerning the Securities Underlying the Trust's Securities

         11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holding of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

         The securities held in the Separate Account will be shares of American Skandia Trust, The Alger American Fund Portfolios: Alger American Growth, Alger American Small Capitalization and Alger American MidCap Growth, Neuberger & Berman Advisers Management Trust Portfolio: AMT Partners, and Montgomery Variable Series Portfolio: Emerging Markets Fund.

         12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

              (a) Name of company.
              (b) Name and principal business address of Depositor.

                  American   Skandia   Trust
                  One Corporate Drive, Shelton,Connecticut 06484

                  Fred Alger & Company, Incorporated
                  75 Maiden Lane, New York, New York 10038

                  Montgomery Asset Management
                  101 California Street, San Francisco, California 94111

                  Neuberger and Berman Management, Inc.
                  605 3rd Avenue, New York, New York 10158-0006

              (c) Name and principal business address of trustee or custodian.

                  Not applicable.

              (d) Name and principal business address of principal underwriter.

                  Not applicable.

              (e) The period during which the securities of such company have been the underlying securities.

                  No underlying securities have as yet been acquired by the Separate Account.

Information Concerning Loads, Fees, Charges and Expenses

         13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A) the nature of such load, fee, expense, or charge;

              (B) the amount thereof;

              (C) the name of the person to whom such amounts are paid and his relationship to the trust;

              (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

              1.  Principal Payments

         MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a charge equal, on an annual basis, to 0.90% of the assets in the Separate Account each Valuation Day.

         ADMINISTRATIVE CHARGE. The Company deducts a charge equal, on an annual basis, to 0.25% of the average daily total value of each Sub-Account.

         TAX CHARGE. The Company deducts a monthly tax charge, equivalent to 0.25% per year of the Account Value. This monthly charge is taken in advance.

         SALES CHARGE. The Company deducts a monthly sales charge equivalent to 0.40% per year of the Account Value. This monthly charge is taken in advance.

         COST OF INSURANCE CHARGE. Each month the Company deducts a charge for the cost of insurance, based on the account value in each investment option, which provides the Death Benefit for the following month. This charge is based on gender, where allowed, age, and tobacco usage. The charge ranges from 0.40% to 1.25% depending on those factors.

         MAINTENANCE FEE. The Company deducts $2.50 per month as a policy maintenance fee, when the Account Value on the applicable Monthly Processing Date is less that $75,000. This monthly charge is taken in advance.

         TRANSFER FEE. The Company charges $10.00 for every transfer after the 12th in each Policy Year.

         TAX EXPENSE CHARGE. The Company reserves the right to assess the Separate Account for any taxes that may be attributed to it. Currently, no such charge for taxes is assessed.

              2.  Underlying Securities.

         Each Portfolio has different management fees and operating expenses assessed by the respective investment adviser.

              3.  Distributions

         See Item 13.a.5 below.

              4.  Cumulated or reinvested distributions or income

         Not Applicable.

              5.  Redeemed or liquidated assets

         CONTINGENT DEFERRED SALES CHARGE. The contingent deferred sales charge is a percentage of any amount being surrendered or withdrawn: (a) during the first nine (9) Policy Years; and (b) that we consider to be a withdrawal of Premium, not a withdrawal of Growth. It is assessed against the investment options pro-rata in the same ratio as Account Value is being withdrawn from such investment options. It is assessed at the time of any partial withdrawal or surrender. The percentages are as follows:

                             Policy Year  Percentage

                                  1          7.75
                                  2          7.50
                                  3          7.25
                                  4          6.50
                                  5          5.75
                                  6          5.00
                                  7          4.25
                                  8          3.50
                                  9          2.75

         This compensates the Company for the expenses incurred in distributing the Policy.

         CONTINGENT DEFERRED TAX CHARGE. The contingent deferred tax charge is a percentage of any amount being surrendered or withdrawn: (a) during the first nine (9) Policy Years; and (b) that the Company considers to be a withdrawal of Premium, not a withdrawal of Growth. It is assessed against the investment options pro-rata in the same ratio as Account Value is being withdrawn from such investment options. It is assessed at the time of any partial withdrawal or surrender. The percentages are as follows:

                             Policy Year  Percentage

                                  1          2.25
                                  2          2.00
                                  3          1.75
                                  4          1.50
                                  5          1.25
                                  6          1.00
                                  7          0.75
                                  8          0.50
                                  9          0.25

         This compensates the Company for paid but unrecovered expenses from the Tax Charge.

              (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                  The Policy is a single premium variable life insurance policy. No subsequent premium payments are accepted.

              (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                  See Item 13.a.1 for a description of Sales Charge. No sales charge or contingent deferred sales charge is imposed when the Owner, as of the Issue Date, or the Insured of a Policy issued pursuant to this Prospectus is: (a) any parent company, affiliate or subsidiary of ours; (b) an officer, director, employee, retiree, sales representative, or in the case of an affiliated broker-dealer, registered representative of such company; (c) a director, officer or trustee of any underlying mutual fund; (d) a director, officer or employee of any investment manager, sub-advisor, transfer agent, custodian, auditing, legal or administrative services provider that is providing investment management, advisory, transfer agency, custodianship, auditing, legal and/or administrative services to an underlying mutual fund or any affiliate of such firm;
                  (e) a director, officer, employee or registered representative of a broker-dealer or insurance agency that has a then current selling agreement with us and/or with American Skandia Marketing, Incorporated; (f) a director, officer, employee or authorized representative of any firm providing us or our affiliates with regular legal, actuarial, auditing, underwriting, claims, administrative, computer support, marketing, office or other services; (g) the then current spouse of any such person noted in (b) through (f) above; (h) the parents of such person noted in (b) through (g) above; and
                  (i) such person's child or other legal dependent under the age of 21.

              (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

                  Such   reductions  are  based  on  the  reduced  sales  effort
                  associated with Policies issued to such individuals.

              (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  None.

              (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13( a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  None.

              (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable.

Information Concerning the Operations of the Trust

         14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  A person desiring to purchase a Policy, must complete an Application on a form provided by the Company. The Insured must be less than age 90 and older than age 20. The Company will underwrite the Policy before it is issued and, if the applicant meets the underwriting standards of the Company and Premium is submitted, the Policy will be issued.

         15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Generally, the minimum premium is $10,000. The maximum premium is $500,000 without prior approval. When a Policy is purchased, the Company will initially invest the premium in the AST Money Market Sub-Account. After 15 days (or longer in those states where required) from the Issue Date, the Company will allocate the Account Value to the Sub-Accounts as indicated in the application.

         16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company applies the premium(s) to the purchase of Sub-Account units at their net asset value. Redemptions are also processed at net asset value. Redemption of Sub-Account units may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

         17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

                  Any surrender by an Owner may be made by communication in writing to the Company at its office. Upon written receipt of such properly completed request, the Company redeems units in sufficient amount to meet any requests. See Item 10.

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company is required by the terms as described in Item 10(c) and 17(a) of the Contract to honor surrender requests. The Portfolios will redeem their shares upon the Company's request in accordance with the 1940 Act.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  Once a Policy is fully surrendered, it is canceled and may not be reissued.

         18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  All income and other distributable funds of the Separate Account are reinvested in the Sub-Accounts and are added to the assets of the Separate Account.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  The assets of the Separate Account that are allocable to the Policies constitute the reserves for benefits under the Policies. The Company's general assets are also available to satisfy its obligations under the Policies.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  No distributions have been made.

         19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         The Company provides confirmations with respect to all premiums received, transfers between investment options, loan transactions and any surrenders or partial withdrawals. To the extent permitted by law, certain scheduled transactions will be confirmed via a quarterly confirmation statement. The Company also provides each Policy owner with an annual statement which will show the current amount of death benefit payable under the Policy, the current Account Value, the current Cash Surrender Value, current Debt and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the Policy Year.

         20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

              (a) Amendments to such indenture or agreement.

                  Not applicable.

              (b) The extension or termination of such indenture or agreement.

                  Not applicable.

              (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                  The Company acts as custodian of the securities of the Separate Account. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

              (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                  Not applicable.

              (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                  There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

              (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed. But see Item 10(h)(4).

         21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                  Policy owners may borrow from the Company using the Account Value of the Policy as collateral.

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

              (1) The name of each person who makes such agreements or arrangements with security holders.

                  Not applicable.

              (2) The rate of interest payable on such loans.

                  Interest payable on any loan is at the rate of 6% per year, compounded yearly, in arrears. Each Policy Anniversary Year that the loan is not repaid, the Company adds an amount equal to any unpaid interest to the Owner's Debt.

              (3) The period for which loans may be made.

                  Loans are not available during the first Policy Year. After the first Policy Year, the Company allows one loan each Policy Year.

              (4) Costs or charges for default in repayment at maturity.

                  If there is any outstanding Debt when Death Proceeds are due, the Company subtracts the Debt from the Death Benefit as part of the calculation of the Death Proceeds.

              (5) Other material provisions of the agreement or arrangement.

                  The Owner may receive loans equal to 90% of current Account Value less any applicable contingent deferred sales charge and contingent deferred tax charge. At the time the Owner takes a loan, the amount then available for a new loan is the maximum otherwise available less any Debt. The minimum amount the Owner may borrow is $500. Amounts pledged as collateral are credited interest at a rate of 4.0% or 6.0%, depending on whether the loan is "preferred" or "standard".

              (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable as no such loans have been made.

         22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  There is no such provision.

         23. Describe any bonding arrangement for officers, directors, partners or employees of the Depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         The officers and employees of the Company are covered under a blanket fidelity bond.

         24. State the substance of provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

         Not applicable.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

Organization and Operations of Depositor

         25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         The company was incorporated in Connecticut on May 21, 1969 as a stock life insurance company.

         26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                  Not applicable.

              (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

              (1) The nature of such fee or participation.
              (2) The name of the person making payment.
              (3) The nature of the services rendered in consideration for such fee or participation. (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

         27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities herewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

         The Company writes life insurance and annuity business. It is licensed to do business in all states, and the District of Columbia. The Company has established and registered, as unit investment trusts under the Investment Company Act of 1940, separate accounts under the name American Skandia Life Assurance Corporation Separate Account Class 1, Class 2, and Class 3 as well as American Skandia Life Assurance Corporation Separate Account E. Such separate accounts fund variable annuity contract obligations.

Officials and Affiliated Persons of Depositor

         28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              i.  name and principal business address;
              ii. nature of  relationship  or affiliation  with depositor of the trust;
              iii.ownership of all securities of the depositor;
              iv. ownership of all securities of the trust;
              v. other companies of which each of the persons named above is presently an officer, director, or a partner.

              (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Gordon C. Boronow                           American Skandia Life Assurance Corporation:
                                            President   and   Chief    Operating
                                            Officer - 1993 to present  Executive
                                            Vice  President and Chief  Operating
                                            Officer  -  7/91  to  1993  Director
                                            (since July, 1991)

Nancy F. Brunetti                           American Skandia Life Assurance Corporation:
                                            Senior Vice President, Customer Service
                                              and  Business  Operations  1996 to
                                            present Vice President,  Application
                                            Engineering 1994 to 1996 Director of
                                            Business  Development  1993  to 1994
                                            Director (since February, 1996)

Ms. Brunetti joined us in 1992.  She previously held the position of Senior
Business Analyst at Monarch Life Insurance Company.

Malcolm M. Campbell                         American Skandia Life Assurance Corporation:
                                            Director, (since April, 1991)
                                            Skandia Insurance Company Ltd.:
                                            Director of Operations, Assurance and Financial Services Division

Jan R. Carendi                              American Skandia Life Assurance Corporation:
                                            Chief Executive Officer and Chairman of the Board of Directors
                                            Director (since May, 1988)
                                            Skandia Insurance Company Ltd.:
                                            Executive Vice President and Member of Corporate Management Group

Cindy C. Ciccarello                         American Skandia Life Assurance Corporation:
                                            Vice President, Customer Service

Ms.  Ciccarello joined us in 1997. She previously held the position of Assistant
Vice  President  at Phoenix  Duff & Phelps  from 1996 to 1997 and  positions  of
Director and Operations Manager at Phoenix Equity Planning Corporation from 1989 to 1996.

Lincoln R. Collins                          American Skandia Life Assurance Corporation:
                                            Senior Vice President, Product Management 1995 to present
                                            Vice President, Product Management 1995
                                            Vice President, Marketing 1993 to 3/6/95
                                            Director (since February, 1996)

William F. Cordner, Jr.                     American Skandia Life Assurance Corporation:
                                            Vice President, Customer Focus Teams - 11/96 to present

Mr. Cordner joined us in 1996. He previously held the position of Vice President at United Healthcare from 1993 to 1996 and Vice President at The Travelers
Insurance Company from 1990 to 1993.

Henrik Danckwardt                           Director (since July, 1991)
                                            Skandia Insurance Company Ltd.: Director of Finance and Administration,
                                            Assurance and Financial Services Division:

Wade A. Dokken                              American Skandia Life Assurance Corporation:
                                            Executive Vice President & Chief Marketing Officer 1/1/93 to 9/95
                                            Director (since July, 1991) and Employee
                                            American Skandia Marketing, Incorporated: 9/95 to present
                                            President and Chief Marketing Officer

Teresa Grove                                Vice President, Customer Service:
                                            American Skandia Life Assurance Corporation - 9/96 to present

Ms. Grove joined us in 1996. She previously held positions of Operations Manager at Twentieth Century/Benham from January, 1992 to September, 1996 and Operations
Manager at Lateef Management Association from January, 1989 to June, 1991.

Brian L. Hirst                              American Skandia Life Assurance Corporation:
                                            Vice President and Corporate Actuary - 11/96 to present

Mr. Hirst joined us in 1996. He previously held the positions of Vice President from 1993 to 1996 and Second Vice President from 1987 to 1992 at Allmerica
Financial.

N. David Kuperstock                         American Skandia Life Assurance Corporation:
                                            Vice President, Product Development 1995 to present
                                            Vice President & Counsel, Product Management 1994 to 1995
                                            Vice President & Marketing Counsel 1988 to 1994

Thomas M. Mazzaferro                        American Skandia Life Assurance Corporation:
                                            Executive Vice President and Chief Financial Officer, 1995 to present
                                            Sr. Vice President and Chief Financial Officer 1994 to 1995
                                            Vice President and Chief Financial Officer 1993 to 1994
                                            Director (since October, 1994)

Gunnar J. Moberg                            Director (since November, 1994)
                                            Director - Marketing and Sales,
                                            Assurances and Financial Services Division:
                                            Skandia Insurance Company Ltd.

David R. Monroe                             Vice President and Controller 7/96 to present
                                            American Skandia Life Assurance Corporation

Mr. Monroe joined us in 1996. He  previously  held  positions of Assistant  Vice
President and Director at Allmerica  Financial from August,  1994 to July,  1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Mary Priscilla Pannell                      American Skandia Life Assurance Corporation:
                                            Corporate Secretary 1997 to present
                                            Assistant Corporate Secretary 1992 to 1997

Polly Rae                                   American Skandia Life Assurance Corporation:
                                            Vice President, Service Development 1997 to present
                                            Director of Customer Service 1995 to 1997
                                            Director of Administration Services 1994 to 1995

Rodney D. Runestad                          American Skandia Life Assurance Corporation:
                                            Vice  President 1997 to present Vice
                                            President and Valuation Actuary 1994
                                            to 1997 Assistant Vice President and
                                            Valuation   Actuary   1991  to  1994
                                            Assistant Vice President and Actuary
                                            1990 to 1991

Anders O. Soderstrom                        American Skandia Life Assurance Corporation:
                                            Director (since October, 1994)
                                            American Skandia Information Services and Technology Corporation:
                                            President and Chief Operating Officer 5/92 to present

Amanda C. Sutyak                            American Skandia Life Assurance Corporation:
                                            Executive Vice President and Deputy Chief
                                            Operating Officer 8/88 to present
                                            Director (since July, 1991)

C. Ake Svensson                             American Skandia Life Assurance Corporation:
                                            Treasurer, Director (since December, 1994)
                                            American Skandia Investment Holding Corporation:
                                            Vice President, Treasurer and Corporate Controller

Mr.  Svensson  joined us in 1994. He previously held the position of Senior Vice
President with Nordenbanken.

Bayard F. Tracy                             American Skandia Life Assurance Corporation:
                                            Sr. Vice President, Institutional Sales 1995 to 1996
                                            Sr. Vice President, Institutional Sales & Marketing 1994 to 1995
                                            Vice President, Financial Institutions 1993 to 1994
                                            Director (since October, 1994)
                                            American Skandia Marketing, Incorporated:
                                            Senior Vice President and National Sales Manager

Jeffrey M. Ulness                           American Skandia Life Assurance Corporation:
                                            Vice President, Product Management 1996 to present
                                            Vice President, Securities & Marketing Counsel 1995 to 1996
                                            Securities and Marketing Counsel 1994 to 1995

Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March 1991.

Companies Owning Securities of Depositor

         29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor:

              i. Name and principal business address; ii. Nature of business; and iii.Ownership of all securities of the depositor.

                  The company is a wholly-owned subsidiary of American Skandia Investment Holding Corporation.

Controlling Persons

         30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

         None.

Compensation of Officers and Directors of Depositor, Compensation of Officers of Depositor

         31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

              (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

                  Not applicable. As of the date hereof, the Separate Account has not commenced operations.

              (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

                  Not applicable. As of the date hereof, the Separate Account has not commenced operations.

              (c) indirectly or through subsidiaries to each of the officers or partners of the depositor

                  Not applicable. As of the date hereof, the Separate Account has not commenced operations.

Compensation of Directors

         32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

              (a) the aggregate direct remuneration to directors

                  Not applicable.

              (b) indirectly or through subsidiaries to directors

                  Not applicable.

Compensation to Employees

         33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

              (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                  Not applicable.

Compensation to Other Persons

         34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

              Not applicable.

IV.      DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

         35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

         No sales of the Policy have been made or are currently being made to the public in any state. The Company intends to sell the Policy in all jurisdictions where the Company is licensed to sell variable life insurance.

         36. If sales of the trust's securities have at anytime since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not applicable.

         37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

              (1) Name of officer, agency or body.
              (2) Date of denial.
              (3) Brief statement of reason given for denial.

                  Not applicable.

              (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

              (1) Name of officer, agency or body.
              (2) Date of revocation.
              (3) Brief statement of reason given for revocation.

                  Not applicable.

         38. (a) Furnish a general description of the method of distribution of securities of the trust.

                  The Policy issued by the Separate Account will be sold by individuals who, in addition to being licensed and appointed as life insurance agents of the Company, are also registered representatives of broker-dealers who have entered into written sales agreements with the principal underwriter. American Skandia Marketing, Incorporated is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

              (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  The Company intends to execute an agreement with American Skandia Marketing, Inc, the Principal Underwriter, whereby it will distribute the Policy by executing selling agreements with other broker/dealers. The agreement will be effective until terminated by either party upon 60 days notice, and may not be assigned.

              (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  A form of selling agreement is filed as an exhibit to the Company's Form S-6 registration statement.

Information Concerning Principal Underwriter

         39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  American Skandia Marketing, Incorporated is a corporation organized under the laws of the State of Delaware on September 8, 1987. American Skandia Marketing, Incorporated is a broker-dealer registered under the Securities Exchange Act of 1934.

              (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  No Policies of the Separate Account are currently being distributed. American Skandia Marketing, Incorporated, the principal underwriter, is a member of the National Association of Securities Dealers, Inc. ("NASD").

         40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith:

              i.  Name of principal underwriter;
              ii. Year;
              iii.Total payments by security holders;
              iv. Amounts received of (A) sales loads; (B) administrative  fees;
(E) management fees; (D) other fees; and (E) aggregate load, fees, etc.

                  Not applicable.

              (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

              (1) The nature of such fee or participation.
              (2) The name of the person making payment.
              (3) The nature of the services  rendered in consideration for such fee or participation. (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

         41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                  American Skandia Marketing, Incorporated also acts as the principal underwriter of variable annuity contracts issued by the Company. They include separate accounts under the name American Skandia Life Assurance Corporation Separate Account Class 1, Class 2, and Class 3 as well as American Skandia Life Assurance Corporation Separate Account E. American Skandia Marketing, Incorporated is also the principal underwriter for American Skandia Advisor Funds, Inc..

              (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Not  applicable.   The  sale  of  the  Policies  has  not  yet
                  commenced.

              (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  Not applicable.

         42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

              i. Name and principal business address; and ii. Ownership of securities of the trust.

                  Not applicable. There are no Policies of the Separate Account currently being distributed.

         43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         None.

Offering Price or Acquisition Valuation of Securities of the Trust

         44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

              (1) The source of quotations used to determine the value of portfolio securities.

                  Account Values allocated to the Separate Account are invested at net asset value in the Portfolios in accordance with the investment options selected by the policy owner. Shares of each Portfolio held by the Separate Account are valued at net asset value per share as supplied to the Company by the applicable underlying investment company.

              (2) Whether opening, closing, bid, asked or any other price is used.

                  On each Valuation Date, the Account Value in any variable investment option equals the number of Units then maintained in that investment option multiplied by that investment option's then current Unit Price. Account Values will fluctuate in accordance with investment performance of the Sub-accounts selected. Each Sub-account has a net investment factor. The net investment factor is an index that measures the investment performance of and charges assessed against a Sub-account from one Valuation Period to the next.

              (3) Whether price is as of the day of sale or as of any other time.

                  Transactions are priced in accordance with Section 22 of the Investment Company Act of 1940. See response to Item 16.

              (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  The Company does not anticipate any substantial federal tax liability at present and, therefore, has not created a provision for taxes, but reserves the right to do so in the future.

              (5) Other  items which  registrant  adds to the net asset value in computing offering price of its securities:

                  Not applicable.

              (6) Whether adjustments are made for fractions:

              (i) before adding distributor's compensation (load); and (ii) after adding distributor's compensation (load).

                  Appropriate adjustments will be made for fractions in all computations.

              (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

              1.  Value of portfolio securities
              2.  Value of other assets
              3.  Total (1 plus 2)
              4.  Liabilities  (include  accrued expenses and taxes)
              5.  Value of net assets (3 minus 4)
              6.  Other charges (a) odd lot premiums (b)  brokerage  commissions
                  (c) fees for  administration (d) fees for custodian or trustee
                  (e) fees for  registrar or transfer  agent (f) transfer  taxes
                  (g)  reserves  (h)  others  (i)  total,   6(a)  through  6(h),
                  inclusive
              7.  Adjusted  value of net  assets (5 plus 6(i))
              8.  Number of units  outstanding
              9. Net asset value per unit (four decimals) (a) excluding other charges (5 divided by 8) (b) including other charges (7 divided by 8)
              10. Adjustment of 9(b) for fractions
              11. Adjusted net asset value per unit
              12. Offering  price  (show  four  decimals)  (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)
              13. Adjustment of 12 for fractions
              14. Offering price
              15. Accumulated  undistributed income per unit (if not included in
                  3 and 9)
              16. Adjusted price (14 plus 15)
              17. Effective  load per unit (a) In dollars (16 - [9(a) + 15]) (b)
                  In percentage (17(a) of [9(a) + 15])

                  As of the filing date, the Policies have not been offered to the public.

              (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  Not applicable.

         45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

              (a) by whose action redemption rights were suspended.

              (b) the number of days' notice given to security holders prior to suspension of redemption rights.

              (c) reason for suspension.

              (d) period during which suspension was in effect.

                  Not applicable.

Redemption Valuation of Securities of the Trust

         46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

              (1) The source of quotations used to determine the value of portfolio securities.

                  See response to Item 44(a)(1).

              (2) Whether opening, closing, bid, asked or any other price is used.

                  See response to Item 44(a)(2).

              (3) Whether price is as of the day of sale or as of any other time.

                  See response to Item 44(a)(3).

              (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  See response to Item 44(a)(4).

              (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                  Not applicable.

              (6) Whether adjustments are made for fractions.

                  See response to Item 44(a)(6).

              (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

              1.  Value of portfolio securities
              2.  Value of other assets
              3.  Total (1 plus 2)
              4.  Liabilities (include accrued expenses and taxes)
              5.  Value of net assets (3 minus 4)
              6.  Other charges (a) odd lot premiums (b)  brokerage  commissions
                  (c) fees for  administration (d) fees for custodian or trustee
                  (e) fees for  registrar or transfer  agent (f) transfer  taxes
                  (g)  reserves  (h)  others  (i)  total,   6(a)  through  6(h),
                  inclusive
              7.  Adjusted value of net assets (5 minus 6(i))
              8.  Number of units outstanding
              9. Net asset value per unit (four decimals) (a) excluding other charges (5 divided by 8) (b) including other charges (7 divided by 8)
              10. Adjustment of 9(b) for fractions
              11. Adjusted net asset value per unit
              12. Redemption charge
              13. Adjusted redemption price
              14. Accumulated  undistributed income per unit (if not included in
                  3 and 9)
              15. Actual redemption price (13 plus 14)
              16. Effective  redemption fee per unit (a) in dollars ((9(a) + 14)
                  - 15) (b) in percentage (16(a) of (9(a) + 14))

              Not applicable.  Policies have not yet been offered or sold.

         47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         Net premium payments allocated to each Sub-account of the Separate Account will be invested in shares of the corresponding Portfolio of the Fund at net asset value and the method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46. The Company is the owner of the Portfolio shares held in the Separate Account. Portfolio shares are not available to the general public.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

         48. Furnish the following information as to each trustee or custodian of the trust.

              (a) Name and principal business address.

              (b) Form of organization.

              (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

              (d) Name of governmental supervising or examining authority.

                  The Company acts as custodian of the Separate Account's assets. For more information about the Company, see the response to Items 2 and 25.

         49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not applicable.

         50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         The assets in the Separate Account attributable to the Policies are not chargeable with liabilities arising out of any other business which the Company may conduct.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

         51. Furnish the following information with respect to insurance of holders of securities: (a) The name and address of the insurance company.

         American Skandia Life Assurance Corporation
         One Corporate Drive, Shelton, Connecticut 06484

              (b) The types of policies and whether individual or group policies.

                  The  Policy  is  a  modified  single  premium   variable  life
                  insurance policy which is issued on a group or individual basis.

              (c) The types of risks insured and excluded.

                  The Policy can be written on a single life or last survivor basis.

              (d) The coverage of the policies.

                  While the Policy remains in force, it provides for a death benefit on the life of the Insured or Insureds.

              (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                  The Owner may designate more than one primary or contingent Beneficiary. There are no limitations on the beneficiaries as to the use of the proceeds.

              (f) The terms and manner of cancellation and of reinstatement.

                  The Policy can be surrendered after the free-look period as long as the Insured is alive. The Owner may apply for reinstatement of the Policy if it lapses. The application for reinstatement must be in writing and received at the Company's office within three (3) years of the date the lapse occurred. The Company may require satisfactory evidence of insurability and the Owner must pay a reinstatement amount, any applicable charges, and any Debt that was in effect as of the date of the lapse.

              (g) The method of determining the amount of premiums to be paid by holders of securities.

                  The minimum Premium we generally accept is $10,000.00. We may accept less under certain circumstances. The maximum the Company accepts without prior approval by our home office is $500,000. If the Owner seeks a specific Face Amount the Premium will depend on the Insured's age, risk class and gender, where permitted.

              (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                  Not applicable.

              (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                  Not applicable.

              (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                  None.

VII.     POLICY OF REGISTRANT

         52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  The Company may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if the Company believes a Portfolio no longer suits the purpose of the Policy. The Company would obtain prior approval from the insurance department of its state of domicile, if so required by law, before making such a substitution, deletion, or addition. The Company would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

              (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

              (1) Title of security.

              (2) Date of elimination.

              (3) Reasons for elimination.

              (4) The use of the proceeds from the sale of the eliminated security.

              (5) Title of security substituted, if any.

              (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated persons of the foregoing were involved in the transaction.

              (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                  Not applicable.

              (c) Describe the contract of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

              (1) the grounds for elimination and substitution;

              (2) the type of securities which may be substituted for any underlying security;

              (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

              (4) whether such substituted securities may be the securities of another investment company; and

              (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                  See Item 52.(a).

              (d) Furnish a description of any contract (exclusive of contracts covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                  None.

Regulated Investment Company

         53. (a) State the taxable status of the trust.

                  The Company is taxed as a life insurance company under the Internal Revenue Service Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under the Internal Revenue Service Code.

              (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                  Not applicable.

VIII.    FINANCIAL AND STATISTICAL INFORMATION

         54.  If  the  trust  is  not  the  issuer  of  periodic   payment  plan
certificates furnish the following information with respect to each class or series of its securities:

         At the end of each of registrant's past 10 fiscal years:

              (i) Year; (ii)Total number of shares; (iii) Asset value per share;
              (iv)Dividends paid per share.

                  Not applicable.

         55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

         Not applicable.

         56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

         57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

         Not applicable.

         58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

         Not applicable.

         59.  Financial Statements

Financial Statements of the Trust

         The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities, and has received no income or incurred any expense.

Financial Statements of the Depositor

         The financial statements of the Company are filed with the Form S-6 registration statement.

IX.      EXHIBITS

         A. (1) through (11) hereby incorporated by reference to Form S-6 filed with the Commission contemporaneously herewith.

         B. (1) Not Applicable

            (2) Not Applicable

         C. Not Applicable

                                    SIGNATURE


Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the Town of Shelton, County of Fairfield, and the State of Connecticut on the 17th day of October, 1997.


(Seal)




                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               SEPARATE ACCOUNT F
                                  (Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (Depositor)

                                   BY:               /s/Amanda C. Sutyak
                                                        Amanda C. Sutyak
                                                  Executive Vice President and
                                                  Deputy Chief Operating Officer



Attest:  /s/Kathleen A. Chapman
            Kathleen A. Chapman
          Assistant Corporate Secretary